June 17, 2010

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed May 25, 2010 File No. 333-162177

Dear Mr. Kluck:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 8, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.5 to Form S-1 originally filed on May 25, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Risk Factors, page 6

Our Investment in Property May Be More Costly Than Anticipated, page 6

1.  This risk factor discusses the risk presented in the acquisition of real estate investments. It is unclear how this risk factor applies to your current business plan, which is the management of real estate properties.  Please revise or advise.

Answer: The risk factor has been revised to discuss the risk associated with management of real estate.

Description of Business, page 15

2.  We note your disclosure that you will not voluntarily send an annual report to shareholders, but that you will file reports with the SEC.  Please include all information about the availability of information from the SEC, including the website and phone number that investors may use to contact the SEC.  Refer to Item 101(h)(5)(iii) of Regulation S-K for guidance.

Answer: This section has been update to include all information about the availability of information from the SEC, including the website and phone number that investors may use to contact the SEC.

Financial Statements and Notes

3.  Please update your summary financial information and financial statements in accordance with Rule 8-08 of Regulation S-K.

Answer: The Company has included updated financial statements in our amended filing.

Plan of Operations, page 20

4.  We note your response to comment 2 in our letter dated May 13, 2010 and your revised disclosure that you estimate that you need additional funding of $49,999 over the next 12 months, including $10,000 to complete this offering.  We refer you to your disclosure in Part II of your registration statement on page 27, which indicates that you estimate that the total expense of this offering will be $34,502.28.  Please clarify how you determined that you will only need $10,000 to complete this offering in light of your disclosure on page 27.

Answer: Of the estimated offering costs of $34,502.28 a total of $24,502 has been paid, the Company expects to pay another $10,000 in accounting and legal fees.

5.  We note your response to comment 2 in our letter dated May 13, 2010 and your revised disclosure, which indicates that Mr. Dreslin will cover your cash shortfalls, but that you do not have an agreement or guarantee with Mr. Dreslin to provide such cash to you.  Please include a risk factor that discusses the risk presented to your business that there is no written agreement or guarantee, which requires Mr. Dreslin to fund your business.

Answer: A risk factor has been added disclosing that there is no enforceable agreement between Mr. Dreslin and the Company to provide funding.

Executive Compensation, page 23

6.  We note your response to comment 4 in our letter dated May 13, 2010.  Please further explain the type of consulting services Mr. Dreslin provided to you.  Furthermore, please clarify why Mr. Dreslin received compensation that is separate from his role as your president, chief executive officer, chief financial officer and treasurer.

Answer: The footnote to the summary compensation table has been revised to provide further disclosure of the consulting services provided by Mr. Dreslin.

Security Ownership of Certain Beneficial Owners and Management, page 24

7.  We note your response to comment 5 in our letter dated May 13, 2010.  The disclosure in the table about Donna Dreslin does not match the information disclosed in the selling shareholder table on page 11.  Please revise to disclose that Mrs. Dreslin beneficially owns 60,003,000 shares, which is 76.7% of the class, in the table itself.

Answer: The beneficial owners table has been revised accordingly.

Part II – Information Not Required In The Prospectus, page 27

Item 15. Recent Sales of Unregistered Securities, page 27

8.  We note your response to comment 6 in our letter dated May 13, 2010.  Please revise this section to include the disclosure in your response.

Answer: The recent sales of unregistered securities section has been revised to include the disclosure of accredited and non-accredited investors.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN